UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

Robert F. Weis
c/o Weil, Gotshal & Manges LLP
Attn: Howard Dicker
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Robert F. Weis

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds Not applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 12,622,216 (see Item 5)

8. Shared Voting Power 0 (see Item 5)

9. Sole Dispositive Power 12,622,216 (see Item 5)

10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,622,216 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒ (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 46.9% (see Item 5)

14. Type of Reporting Person IN

1. Names of Reporting Persons
Patricia G. Ross Weis

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds Not applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 6,206,979 (see Item 5)

8. Shared Voting Power 0 (see Item 5)

9. Sole Dispositive Power 6,206,979 (see Item 5)

10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,206,979 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 23.1% (see Item 5)

14. Type of Reporting Person IN

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D first filed with the Securities and Exchange Commission on September 22, 2004 (the “Schedule 13D”), and is filed by Robert F. Weis (“Robert Weis”) and Patricia G. Ross Weis (“Patricia Weis”) (each a “Reporting Person” and collectively, the “Reporting Persons”), with respect to the Common Stock, no par value (the “Common Stock”), of Weis Markets, Inc. (the “Company”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended as follows:

The business address of Robert Weis is c/o Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153, Attn: Howard Dicker, Esq.  The present principal occupation of Robert Weis is Chairman Emeritus of the Company, and the address of the Company is 1000 South Second Street, P.O. Box 417, Sunbury, PA 17801-0471.  Patricia Weis is hereby added as a Reporting Person.  The business address of Patricia Weis is c/o Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153, Attn: Howard Dicker, Esq.  The present principal occupation of Patricia Weis is power of attorney for Robert Weis and the trustee of the RFW Revocable Trust (as defined below).  During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.  During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The citizenship of each Reporting Person is the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by incorporating herein Items 4 and 5 of this Amendment No. 1

ITEM 4. PURPOSE OF TRANSACTION

On June 2, 2015, Robert Weis established a revocable trust (the “RFW Revocable Trust”) and transferred 5,973,129 shares of Common Stock that he owned individually to such trust.  The trustee of the trust is Patricia Weis, the spouse of Robert Weis, and the beneficiary of the trust is Robert Weis.  Pursuant to the RFW Revocable Trust.  Jonathan H. Weis, the son of Robert Weis and Patricia Weis, was given the power to vote and dispose of the shares of Common Stock held by trust so long as such shares are held by such trust.  Robert Weis may revoke or amend such trust at any time.

The Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference, as of June 15, 2015.  As of June 15, 2015, (i) Robert Weis owned zero shares of Common Stock individually, and Patricia Weis owned 233,850 shares of Common Stock individually, (ii) Robert Weis beneficially owned, in his capacity as a trustee of a trust established under the will of Harry Weis (the “HW Trust”), 6,649,087 shares of Common Stock held by the trust, and (iii) 5,973,129 shares of Common Stock held by RFW Revocable Trust were beneficially owned both by Robert Weis, on account of his ability to revoke or amend such trust, and by Patricia Weis, on account of a power of attorney granted to her by Robert Weis.  Accordingly, as of June 15, 2015, the Reporting Persons were the beneficial owners of an aggregate of 12,856,066 shares of Common Stock, representing approximately 47.8% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of May 1, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 1, 2015).

The foregoing excludes 1,746,424 shares of Common Stock beneficially owned (with sole voting and dispositive power) by Ellen W.P. Wasserman, the sister of Robert Weis (based on a Schedule 13D Amendment No. 1 filed with the SEC on November 4, 2004, by Ms. Wasserman).  Robert Weis and Ellen Wasserman have agreed to act together for purposes of voting equity securities of the Company, and therefore may be deemed a group within the meaning Section 13(d)(3) of the Securities Exchange Act of 1934.  Accordingly, as of June 15, 2015, such group may be deemed to beneficially own an aggregate of 14,368,640 shares of Common Stock, representing approximately 53.4% of the outstanding Common Stock.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference, as of June 15, 2015.  Jonathan H. Weis, the son of Robert Weis and Patricia Weis, has sole power to vote and dispose of the shares of Common Stock held by RFW Revocable Trust so long as such shares are held by such trust.  Robert Weis may revoke or amend such trust at any time.  The power of attorney granted by Robert Weis to Patricia Weis would allow her to revoke the RFW Revocable Trust and to vote and dispose of the shares of Common Stock that Robert Weis would own individually.  However, the power of attorney does not grant her the ability to vote or dispose of the shares of Common Stock held by the HW Trust.

(c) Except as set forth in Item 4 of this Amendment No. 1, which is incorporated herein by reference, none of the Reporting Persons (nor Ellen Wasserman to the knowledge of Robert Weis) has effected any transaction in Common Stock during the past 60 days.

(d) The two beneficiaries of the HW Trust (Robert Weis and Ellen Wasserman) have the right to receive dividends from, and proceeds from the sale of, Common Stock held by the HW Trust, in equal proportion.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented by incorporating herein Items 4 and 5 of this Amendment No. 1.   An agreement among the Reporting Persons with respect to the filing of this Amendment No. 1 is attached hereto as Exhibit 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No. 1                                Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2015	June 15, 2015
Date	Date

/s/Patricia G. Ross Weis	/s/ Patricia G. Ross Weis
Signature	Signature
Patricia G. Ross Weis, Attorney-in-Fact for Robert F. Weis	Patricia G. Ross Weis